August 11, 2008

Via EDGAR

Mr. John T. Archfield, Jr.

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Stem Cell Therapy International, Inc.
Item 4.01 Form 8-K
Filed: August 5, 2008
File No.: 000-51931

Dear Mr. Archfield:

We are in receipt of your correspondence dated August 6, 2008, with respect to the above-referenced filing.

Item 4.01 Form 8-K Filed August 5, 2008

1.	We filed the amendment on August 11, 2008, as requested and incorporated the letter from Aidman, Piser and Company, P.A. by reference.

2.	The Board approved the engagement letter with Brimmer, Burek and Keelan LLP on July 31, 2008 and included this information in the amendment that will be filed on August 11, 2008.

Form 10-KSB and Form 10-KSB/A Filed July 15, 2008

3. Although Mr. Cao resigned on June 26, 2008, he continued in his role as principal executive officer through the date of the filing of the Form 10-KSB and Form 10-KSB/A.

Please contact us with any questions you may have in this regard.

Sincerely,

/s/ Andrew J. Norstrud
Andrew J. Norstrud
Chief Financial Officer